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                                                                     Exhibit 8.1

                      [LETTERHEAD OF JONES, DAY, REAVIS & POGUE]




                                    March 4, 1999



Nasdaq-Amex Investment Product Services, Inc.
c/o The Nasdaq Stock Market, Inc.
1735 K Street, N.W.
Washington, DC 20006

The Bank of New York
101 Barclay Street
New York, NY 10286


                         Re:  Nasdaq-100 Trust, Series 1
                              --------------------------

Ladies and Gentlemen:

     We have acted as counsel for Nasdaq-Amex Investment Product Services, Inc., as sponsor (the "Sponsor"), and The Nasdaq Stock Market, Inc. ("Nasdaq") in connection with the formation of the Nasdaq-100 Trust, Series 1 (the "Trust") and the issuance by the Trust of an indefinite number of units of fractional undivided interest in the Trust (referred to as "Nasdaq-100 Shares").

     In rendering this opinion, we have examined an executed copy of the Trust Indenture and Agreement dated March 4, 1999 (the "Indenture") and the Standard Terms and Conditions of Trust, dated as of March 1, 1999 and effective March 4, 1999 (the "Agreement" and collectively with the Indenture, the "Trust Agreement"), both between the Sponsor and The Bank of New York, as trustee (the "Trustee"). The Trust Agreement established the Trust into which Susquehanna Investment Group, as the initial depositor, deposited the securities and the cash component specified in Exhibit A to the Indenture, to be held by the Trustee upon the terms and conditions set forth in the Trust Agreement for the benefit of beneficial owners of the Trust.

     In rendering this opinion we have assumed that the Trust intends to and will qualify for and elect tax treatment as a regulated investment company ("RIC") under the Internal Revenue Code of 1986, as amended (the "Code") and that the Trust will properly elect to be treated as an association taxable as a corporation (collectively, the "Elections"). We have also assumed that the gross annual payroll of the Trust will be $1,000,000 or less and that the Trust will be managed and conduct its affairs in the manner described in the Registration Statement referenced below and in the Trust Agreement.

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Nasdaq-Amex Investment Product Services, Inc.
The Bank of New York
March 4, 1999
Page 2




     Based upon the foregoing and upon an examination of such other documents and an investigation of such matters of law as we have deemed necessary, we are of the opinion that, under existing statutes and decisions:

     1. Assuming that the Elections are made and the Trust otherwise qualifies as a RIC, the Trust would not be subject to federal income tax on such part of its net income and capital gain, if any, as is timely distributed to holders of Nasdaq-100 Shares.

     2. The Trust will be subject to New York State and New York City franchise and general corporation tax. However, in any fiscal year in which the Trust qualifies as a RIC under Section 851 of the Code, and distributes all of its net income and capital gains to holders of Nasdaq-100 Shares, the sum of such New York State and New York City tax to which the Trust will be subject will not exceed $5,000.00.

     Our opinions expressed above are limited to the laws of the State of New York and the Federal laws of the United States.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-61001) relating to Nasdaq-100 Shares and consent to the reference to our firm in the Registration Statement under the caption "Legal Opinion." Each of the matters set forth herein is as of the date hereof, and we hereby undertake no, and disclaim any, obligation to advise you of any change in any matters set forth herein or upon which this opinion is based.

                                   Very truly yours,

                                   /s/  JONES, DAY, REAVIS & POGUE

                                   Jones, Day, Reavis & Pogue